

September 6, 2011

<u>Via E-mail</u>
Brett Gellner
Chief Financial Officer
TransAlta Corporation
110-12th Avenue S.W., Box 1900, Station "M"
Calgary, Alberta, Canada, T2P 2M1

> **Re:** **TransAlta Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2010**
> **Filed February 24, 2011**
> **Form 40-F/A for the Fiscal Year Ended December 31, 2010**
> **Filed August 25, 2011**
> **File No. 001-15214**

Dear Mr. Gellner:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Legal Branch Chief